19011337

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing
AUG 29 2019
Washington, DC

SEC FILE NUMBER
8-01633

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McCourtney-Breckenridge & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10097 Manchester Road, Suite 101
(No. and Street)

St. Louis	MO	63122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry L. Cook (314) 966-6514
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Ristau & Associates, PC
(Name – *if individual, state last, first, middle name*)

13023 Tesson Ferry Road, Suite 201	St. Louis	MO	63128
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Terry L. Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McCourtney-Breckenridge & Company, as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

STEVEN DUSTMANN
My Commission Expires
September 12, 2020
St. Louis County
Commission #12605620

Signature

Vice President & Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McCourtney-Breckenridge & Company
Table of Contents

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
McCourtney-Breckenridge & Company:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McCourtney-Breckenridge & Company (the Company) as of June 30, 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of McCourtney-Breckenridge & Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules titled Schedule 1 – Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1; Schedule 2 – Computation for Determination of Reserve Requirements Under Rule 15c3-3; and Schedule 3 – Information Relating to Possession or Control Requirements Under Rule 15c3-3 (collectively referred to as the supplemental information) have been subjected to the audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming an opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cummings, Ristau & Associates, P.C.

We have served as the Company's auditor since 1998.

St. Louis, Missouri
August 26, 2019

McCOURTNEY-BRECKENRIDGE & COMPANY

Statement of Financial Condition
June 30, 2019

Assets		
Cash and cash equivalents	$	161,312
Deposits with clearing organizations		20,000
Receivables from clearing broker (no allowance for doubtful accounts considered necessary)		16,892
Furniture and equipment, at cost net of accumulated depreciation of $34,601		-
Deferred income taxes, net of valuation allowance		-
Other assets		932
Total Assets	$	199,136
Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$	13,175
Stockholders' Equity		
Capital stock, $10 par value; 4,500 shares authorized, issued, and outstanding		45,000
Class A common stock, nonvoting, equal participation with capital stock in dividends, $10 par value; 4,500 shares authorized, 400 shares issued, and outstanding		4,000
Additional paid-in capital		21,086
Retained earnings		441,563
		511,649
Less: Treasury stock, at cost (2,783 shares of capital stock and 224 shares of Class A common stock)		325,688
Total Stockholders' Equity		185,961
Total Liabilities and Stockholders' Equity	$	199,136

See accompanying notes to financial statements.

McCOURTNEY-BRECKENRIDGE & COMPANY

Statement of Operations
Year Ended June 30, 2019

Revenues	
Commissions	$ 244,212
Interest	612
	244,824
Expenses	
Employee compensation and benefits	215,173
Floor brokerage and other exchanges	18,806
Communications	9,750
Occupancy	11,443
Other	25,708
	280,880
Loss Before Income Taxes	(36,056)
Provision for Income Taxes	-
Net Loss	$ (36,056)

See accompanying notes to financial statements.

McCOURTNEY-BRECKENRIDGE & COMPANY

Statement of Changes in Stockholders' Equity
Year Ended June 30, 2019

	Capital Stock	Class A Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balances, July 1, 2018	$ 45,000	$ 4,000	$ 21,086	$ 477,619	$ (325,688)	$ 222,017
Net Loss	-	-	-	(36,056)	-	(36,056)
Balances, June 30, 2019	$ 45,000	$ 4,000	$ 21,086	$ 441,563	$ (325,688)	$ 185,961

See accompanying notes to financial statements.

McCOURTNEY-BRECKENRIDGE & COMPANY

Statement of Cash Flows
Year Ended June 30, 2019

Cash Flows from Operating Activities		
Net loss	$	(36,056)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income taxes		-
Changes in operating assets and liabilities:		
Receivables from clearing broker		7,996
Accounts payable and accrued expenses		(9,484)
Net cash used in operating activities		(37,544)
Cash and Cash Equivalents, Beginning of Year		198,856
Cash and Cash Equivalents, End of Year	$	161,312

See accompanying notes to financial statements.

Note A - Summary of Significant Accounting Policies

Nature of activities McCourtney-Breckenridge & Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as a fully disclosed introducing broker and does not maintain customer accounts or securities.

Basis of presentation The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry.

Use of estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security transactions Security transactions and related revenues and expenses are earned and recognized at a point in time, on a settlement date basis, as clients execute trades. The revenue varies for each trade based on various factors that include dollar amount of the trade and how the trade is executed. The trades are generally settled and trading commissions are collected from the Company's clients within one to two business days after the trade date. The performance obligation is satisfied at the time of trade execution and amounts are received on the settlement date. The Company operates as a fully-disclosed broker-dealer, placing orders for trades through a clearing broker as an agent for the client.

Furniture and equipment Furniture and equipment are carried at cost less accumulated depreciation. When retired or otherwise disposed of, the original cost and accumulated depreciation are removed from the respective accounts and the net difference, less any amount realized from disposition, is reflected in operations.

Depreciation is computed on the straight-line method for financial reporting purposes as follows: furniture and fixtures - two to four years; computer equipment - three years. There was no depreciation expense charged to operations for the year ended June 30, 2019.

Income taxes Under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740, "Income Taxes" ("ASC 740"), income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are provided for differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be resolved or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Deferred tax assets are recognized to the extent the Company determines these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. If it is determined that the future realization of deferred tax assets would be in an amount less than their net recorded amount, a valuation allowance would be provided thereby increasing the provision for income taxes. Conversely, if it is determined that the benefit from realization of such deferred tax assets would exceed their net recorded amount, an adjustment would be made to reduce the valuation allowance thereby reducing the provision for income taxes.

ASC 740 also provides guidance with respect to the accounting for uncertainty in income taxes recognized in a Company's financial statements, and it prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company does not have any material uncertain tax positions.

Cash and cash equivalents The Company considers investments with an original maturity of three months or less to be cash equivalents.

Allowance for doubtful accounts Management regularly assesses the collectability of receivables from its clearing broker and establishes an allowance for doubtful accounts when collection is considered unlikely. Management's assessment of collectability is based on the age of the underlying receivable in relation to the payment terms established as well as other factors relevant to a determination with respect to ultimate realizability, including the counterparty's payment history and a current analysis of the counterparty's credit worthiness. In the event management determines that a receivable is uncollectible, the amount thereof is charged-off against the allowance.

Recent accounting pronouncements In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02 Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities in the statement of financial position and disclosing key information about leasing arrangements. The provisions of this update will be required for the Company in the year ending June 30, 2021. Management is currently evaluating the impact this standard will have on the Company's financial statements

Adoption of accounting principle In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers (Topic 906). Subsequently, the FASB issued several additional ASU's that interpret and amend the provisions of ASU 2014-09. The updates provide a five-step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards). The standard also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract and requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. The standard was effective for interim and annual periods beginning after December 15, 2017. The standard was permitted to be applied by using one of the following two methods: (1) retrospectively for all periods presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company adopted the revenue recognition guidance retrospectively for the period presented on July 1, 2018. The Company's implementation efforts included the identification of revenue within the guidance and the review of the customer contracts to determine the Company's performance obligation and the associated timing of each performance obligation. This adoption had no impact on the Company's financial position or results of operations as the satisfaction of performance obligations under the new guidance is consistent with the Company's previous revenue recognition policy. Similarly, the guidance had no impact on the recognition of costs incurred in relation to these revenues.

Subsequent events Management has evaluated all subsequent events as of August 26, 2019, which is the date these financial statements were available for issuance, but have not evaluated any events after that date.

Note B - Operating Lease

The Company leases office space under an operating lease which expired on June 30, 2014, and has continued from that date on a month-to-month basis. Rent expense for the year ended June 30, 2019, was $11,443.

Note C - Income Taxes

On December 22, 2017, the United States government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "2017 Tax Act"). The 2017 Tax Act made broad changes to the federal tax code which impacts the Company. The 2017 Tax Act included provisions, that, among other things, provide for i) the reduction of the federal corporate tax rate, ii) the elimination of the corporate alternative minimum tax, iii) a new limitation on the deductibility of interest expense, iv) limitations on the ability to reduce future year taxable income

for net operating loss carryforwards generated after December 31, 2017, to 80 percent of taxable income, and v) bonus depreciation that allows for full expensing of qualified property.

The Company's credit for income taxes consists of the following for the year ended June 30, 2019:

Deferred		
Federal	$	(6,090)
State		(1,730)
		(7,820)
Change in valuation allowance		7,820
	$	-

Net deferred income tax assets consist of the following at June 30, 2019:

Deferred tax assets:		
Net operating loss carryforwards	$	54,320
Valuation allowance:		
Beginning of year		(46,500)
Current year change		(7,820)
End of year		(54,320)
End of year net deferred income taxes	$	-

Deferred income taxes consist solely of net operating loss carryforwards. At June 30, 2019, the Company had net operating loss carryforwards of $208,000 for tax reporting purposes. $179,000 of those loss carryforwards expire at various dates from 2032 to 2037, while the remaining loss carryforwards do not expire but for which the reduction of future taxable income in a given year is limited to 80% of taxable income before the related benefit.

As discussed in Note A, the Company is required to provide a valuation allowance on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company concluded it is more likely than not that the benefit of those net operating loss carryforwards will not be realized and, accordingly, the Company has established a valuation allowance for these carryforwards.

The effective income tax rate differs from the federal statutory rate primarily as a result of non-deductible expenses, state income taxes and the effect of the change in the valuation allowance established in respect to net operating loss carryforwards as discussed above.

Note D - Financial Instruments and Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and receivables. The Company places its cash balances at financial institutions and clearing brokers where such balances will, at times, exceed the FDIC and SIPC insurance limits.

Note E - Net Capital Requirements

The Company is subject to the net capital rules (Rule 15c3-1) of the SEC. These rules prohibit a broker-dealer from engaging in any securities transaction at a time when its ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rules, exceeds 15 to 1. At June 30, 2019, the Company's net capital and required net capital were $181,829 and $100,000, respectively, and its ratio of aggregate indebtedness to net capital was 0.072 to 1. As a result of the foregoing minimum net capital requirement, retained earnings in the amount of $359,734 is restricted as to the payment of dividends.

Note F - Unsettled Trades

The risk of loss on unsettled transactions is identical to settled transactions and relates to customers' or brokers' inability to meet the terms of their contracts. Credit risk is reduced by the industry policy of obtaining and maintaining adequate collateral until the commitment is completed. There was one unsettled trade at June 30, 2019, with a receivable of $111.

****

McCOURTNEY-BRECKENRIDGE & COMPANY

Schedule 1

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
June 30, 2019

Net Capital		
Stockholders' equity	$	185,961
Deductions		-
Stockholders' equity qualified for net capital		185,961
Additions		-
Total capital and allowable subordinated liabilities		185,961
Less nonallowable assets		932
Net capital before haircuts on securities positions		185,029
Less haircuts on trading and investment securities pursuant to Rule 15c3-1		3,200
Net capital		181,829
Less net capital requirement		100,000
Net capital in excess of requirement	$	81,829
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	13,175
Ratio of Aggregate Indebtedness to Net Capital		0.072 to 1

Reconciliation of the Above to the Computation in Part II of Form X-17A-5

Net capital as reported in Part II of Form X-17A-5	$	181,829
Adjustments and reconciling items		-
Net capital per above	$	181,829
Aggregate indebtedness as reported in Part II of Form X-17A-5	$	13,175
Adjustments and reconciling items		-
Aggregate indebtedness per above	$	13,175

See accompanying report of independent registered public accounting firm.

McCOURTNEY-BRECKENRIDGE & COMPANY

Schedule 2

**Computation for Determination of Reserve Requirements
Under Rule 15c3-3
June 30, 2019**

Customer funds held in excess	$	-
Amount in reserve bank account	$	-

See accompanying report of independent registered public accounting firm.

McCOURTNEY-BRECKENRIDGE & COMPANY

Information Relating to Possession or Control Requirements Under Rule 15c3-3
June 30, 2019

The Company does not maintain customer accounts and does not handle securities and therefore is eligible under the exemptive provisions of rule 15c3-3 to exclude certain portions of 15c3-3 such as computations of amounts to be on deposit in a special reserve bank account, possession and control requirements.

McCourtney-Breckenridge & Company is in compliance with the conditions of exemption.

See accompanying report of independent registered public accounting firm.

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
McCourtney-Breckenridge & Company:

We have reviewed management's statements, included in the accompanying Exemption Report Filed Pursuant to SEC Rule 17a-5, in which (1) McCourtney-Breckenridge & Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which McCourtney-Breckenridge & Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (2)(ii) (the "exemption provisions") and (2) McCourtney-Breckenridge & Company stated that McCourtney-Breckenridge & Company met the identified exemption provisions through the most recent fiscal year without exception. McCourtney-Breckenridge & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about McCourtney-Breckenridge & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
August 26, 2019

McCourtney-Breckenridge & Company

Investment Securities

10097 Manchester Road
Suite 101
St. Louis, MO 63122

(314) 966-6514 Fax (314) 966-6524

August 26, 2019

EXEMPTION REPORT FILED PURSUANT TO SEC RULE 17a-5

Pursuant to SEC Rule 17a-5, McCourtney-Breckenridge & Company is making the following assertions regarding its exemption from SEC-Rule 15c3-3:

McCourtney-Breckenridge & Company is exempt from SEC Rule 15c3-3 under section (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Further, McCourtney-Breckenridge & Company met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2019, without exception.

McCourtney-Breckenridge & Company

Terry L. Cook,
Vice President & Treasurer

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
McCourtney-Breckenridge & Company:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of McCourtney-Breckenridge & Company (the Company) as of June 30, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of McCourtney-Breckenridge & Company as of June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Cummings, Ristau & Associates, P.C.

We have served as the Company's auditor since 1998.

St. Louis, Missouri
August 26, 2019

McCOURTNEY-BRECKENRIDGE & COMPANY

Statement of Financial Condition
June 30, 2019

Assets		
Cash and cash equivalents	$	161,312
Deposits with clearing organizations		20,000
Receivables from clearing broker (no allowance for doubtful accounts considered necessary)		16,892
Furniture and equipment, at cost net of accumulated depreciation of $34,601		-
Deferred income taxes, net of valuation allowance		-
Other assets		932
Total Assets	$	199,136
Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$	13,175
Stockholders' Equity		
Capital stock, $10 par value; 4,500 shares authorized, issued, and outstanding		45,000
Class A common stock, nonvoting, equal participation with capital stock in dividends, $10 par value; 4,500 shares authorized, 400 shares issued, and outstanding		4,000
Additional paid-in capital		21,086
Retained earnings		441,563
		511,649
Less: Treasury stock, at cost (2,783 shares of capital stock and 224 shares of Class A common stock)		325,688
Total Stockholders' Equity		185,961
Total Liabilities and Stockholders' Equity	$	199,136

See accompanying notes to statement of financial condition.

Note A - Summary of Significant Accounting Policies

Nature of activities McCourtney-Breckenridge & Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as a fully disclosed introducing broker and does not maintain customer accounts or securities.

Basis of presentation The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry.

Use of estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security transactions Security transactions and related revenues and expenses are earned and recognized at a point in time, on a settlement date basis, as clients execute trades. The revenue varies for each trade based on various factors that include dollar amount of the trade and how the trade is executed. The trades are generally settled and trading commissions are collected from the Company's clients within one to two business days after the trade date. The performance obligation is satisfied at the time of trade execution and amounts are received on the settlement date. The Company operates as a fully-disclosed broker-dealer, placing orders for trades through a clearing broker as an agent for the client.

Furniture and equipment Furniture and equipment are carried at cost less accumulated depreciation. When retired or otherwise disposed of, the original cost and accumulated depreciation are removed from the respective accounts and the net difference, less any amount realized from disposition, is reflected in operations.

Depreciation is computed on the straight-line method for financial reporting purposes as follows: furniture and fixtures - two to four years; computer equipment - three years. There was no depreciation expense charged to operations for the year ended June 30, 2019.

Income taxes Under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740, "Income Taxes" ("ASC 740"), income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are provided for differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be resolved or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Deferred tax assets are recognized to the extent the Company determines these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. If it is determined that the future realization of deferred tax assets would be in an amount less than their net recorded amount, a valuation allowance would be provided thereby increasing the provision for income taxes. Conversely, if it is determined that the benefit from realization of such deferred tax assets would exceed their net recorded amount, an adjustment would be made to reduce the valuation allowance thereby reducing the provision for income taxes.

ASC 740 also provides guidance with respect to the accounting for uncertainty in income taxes recognized in a Company's financial statements, and it prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company does not have any material uncertain tax positions.

Cash and cash equivalents The Company considers investments with an original maturity of three months or less to be cash equivalents.

Allowance for doubtful accounts Management regularly assesses the collectability of receivables from its clearing broker and establishes an allowance for doubtful accounts when collection is considered unlikely. Management's assessment of collectability is based on the age of the underlying receivable in relation to the payment terms established as well as other factors relevant to a determination with respect to ultimate realizability, including the counterparty's payment history and a current analysis of the counterparty's credit worthiness. In the event management determines that a receivable is uncollectible, the amount thereof is charged-off against the allowance.

Recent accounting pronouncements In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02 Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities in the statement of financial position and disclosing key information about leasing arrangements. The provisions of this update will be required for the Company in the year ending June 30, 2021. Management is currently evaluating the impact this standard will have on the Company's financial statements

Adoption of accounting principle In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers (Topic 906). Subsequently, the FASB issued several additional ASU's that interpret and amend the provisions of ASU 2014-09. The updates provide a five-step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards). The standard also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract and requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. The standard was effective for interim and annual periods beginning after December 15, 2017. The standard was permitted to be applied by using one of the following two methods: (1) retrospectively for all periods presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company adopted the revenue recognition guidance retrospectively for the period presented on July 1, 2018. The Company's implementation efforts included the identification of revenue within the guidance and the review of the customer contracts to determine the Company's performance obligation and the associated timing of each performance obligation. This adoption had no impact on the Company's financial position or results of operations as the satisfaction of performance obligations under the new guidance is consistent with the Company's previous revenue recognition policy. Similarly, the guidance had no impact on the recognition of costs incurred in relation to these revenues.

Subsequent events Management has evaluated all subsequent events as of August 26, 2019, which is the date these financial statements were available for issuance, but have not evaluated any events after that date.

Note B - Operating Lease

The Company leases office space under an operating lease which expired on June 30, 2014, and has continued from that date on a month-to-month basis. Rent expense for the year ended June 30, 2019, was $11,443.

Note C - Income Taxes

On December 22, 2017, the United States government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "2017 Tax Act"). The 2017 Tax Act made broad changes to the federal tax code which impacts the Company. The 2017 Tax Act included provisions, that, among other things, provide for i) the reduction of the federal corporate tax rate, ii) the elimination of the corporate alternative minimum tax, iii) a new limitation on the deductibility of interest expense, iv) limitations on the ability to reduce future year taxable income

for net operating loss carryforwards generated after December 31, 2017, to 80 percent of taxable income, and v) bonus depreciation that allows for full expensing of qualified property.

The Company's credit for income taxes consists of the following for the year ended June 30, 2019:

Deferred		
Federal	$	(6,090)
State		(1,730)
		(7,820)
Change in valuation allowance		7,820
	$	-

Net deferred income tax assets consist of the following at June 30, 2019:

Deferred tax assets:		
Net operating loss carryforwards	$	54,320
Valuation allowance:		
Beginning of year		(46,500)
Current year change		(7,820)
End of year		(54,320)
End of year net deferred income taxes	$	-

Deferred income taxes consist solely of net operating loss carryforwards. At June 30, 2019, the Company had net operating loss carryforwards of $208,000 for tax reporting purposes. $179,000 of those loss carryforwards expire at various dates from 2032 to 2037, while the remaining loss carryforwards do not expire but for which the reduction of future taxable income in a given year is limited to 80% of taxable income before the related benefit.

As discussed in Note A, the Company is required to provide a valuation allowance on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company concluded it is more likely than not that the benefit of those net operating loss carryforwards will not be realized and, accordingly, the Company has established a valuation allowance for these carryforwards.

The effective income tax rate differs from the federal statutory rate primarily as a result of non-deductible expenses, state income taxes and the effect of the change in the valuation allowance established in respect to net operating loss carryforwards as discussed above.

Note D - Financial Instruments and Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and receivables. The Company places its cash balances at financial institutions and clearing brokers where such balances will, at times, exceed the FDIC and SIPC insurance limits.

Note E - Net Capital Requirements

The Company is subject to the net capital rules (Rule 15c3-1) of the SEC. These rules prohibit a broker-dealer from engaging in any securities transaction at a time when its ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rules, exceeds 15 to 1. At June 30, 2019, the Company's net capital and required net capital were $181,829 and $100,000, respectively, and its ratio of aggregate indebtedness to net capital was 0.072 to 1. As a result of the foregoing minimum net capital requirement, retained earnings in the amount of $359,734 is restricted as to the payment of dividends.

Note F - Unsettled Trades

The risk of loss on unsettled transactions is identical to settled transactions and relates to customers' or brokers' inability to meet the terms of their contracts. Credit risk is reduced by the industry policy of obtaining and maintaining adequate collateral until the commitment is completed. There was one unsettled trade at June 30, 2019, with a receivable of $111.

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